Exhibit (a)(5)(H)

ROBERT A. BURKE, ESQUIRE

ATTORNEY I.D. NO. 61268

MacELREE HARVEY, LTD.

17 W. Miner Street

P.O. Box 660

West Chester, PA 19381-0660

(610) 436-0100

JOSEPH M. PROFY, ESQUIRE

ATTORNEY I.D. NO. 77141

JAMES M. FICARO, ESQUIRE

ATTORNEY I.D. NO. 308198

THE WEISER LAW FIRM, P.C.

22 Cassatt Avenue

Berwyn, PA 19312

(610) 225-2677

ATTORNEYS FOR PLAINTIFF AND THE CLASS

RICHARD AFFRONTE, Individually and on	:	IN THE COURT OF COMMON PLEAS
Behalf of All Others Similarly Situated,	:	CHESTER COUNTY, PENNSYLVANIA
:
Plaintiff	:
:
vs.	:	CIVIL ACTION — LAW
:
NUPATHE INC., WAYNE P. YETTER,	:	NO.
ARMANDO ANIDO, MICHAEL COLA,	:
JAMES A. DATIN, WILLIAM J. FEDERICI,	:	DIRECT SHAREHOLDER
RICHARD S. KOLLENDER, ROBERT P.	:	CLASS ACTION COMPLAINT
ROCHE, JR., BRIAN J. SISKO,	:
ENDO HEALTH SOLUTIONS INC. and	:
DM MERGER SUB INC.	:
	:	DEMAND FOR JURY TRIAL
Defendants	:

Plaintiff Richard Affronte (“Plaintiff”), individually and on behalf of a class consisting of all public shareholders of common stock of NuPathe Inc. (“NuPathe” or the “Company”), by undersigned counsel, make the following allegations against Defendants named herein. The allegations herein are made in support of Plaintiff’s claims challenging Defendants’ conduct in connection with the proposed acquisition of NuPathe by Endo Health Solutions Inc. (“Endo”), and are based on the knowledge of Plaintiff as to himself and his own actions, and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

INTRODUCTION

1.                                          This is a direct stockholder class action brought by Plaintiff individually and on behalf of the public holders of NuPathe common stock against NuPathe’s Board of Directors (the “Board”), and Endo, arising out of breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell NuPathe to Endo at a substantial discount via a coercive and inherently unfair process designed to take advantage of a temporary downturn in NuPathe’s stock price and to ensure that Endo, and only Endo, continues to participate in NuPathe’s improving financial condition, and without the disclosure of material facts concerning the takeover (the “Proposed Transaction”).

2.                                          On December 16, 2013, NuPathe and Endo announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Endo, through a tender offer and second step short-form merger, will acquire all the outstanding shares of NuPathe common stock for $2.85 per share in cash, subject to the right of NuPathe shareholders to receive additional cash payments of up to $3.15 per share if certain specified net sales of NuPathe’s migraine treatment ZECUITY are achieved over some time certain (the “Merger Consideration”). The total aggregate equity purchase price of NuPathe in the Proposed Transaction is approximately $105 million. NuPathe’s Board unanimously approved the Merger Agreement and has recommended that the shareholders of the Company vote in favor of the Proposed Transaction.

3.                                          As more fully alleged herein, the NuPathe Board has failed to uphold their fiduciary obligations under Delaware law to fully and adequately inform themselves of the true value of the Company, failed to act with reasonable care in their deliberations in a number of significant respects, and coercively failed to disclose all material facts concerning the Proposed Transaction, threatening Plaintiff and the other public shareholders of NuPathe with irreparable harm.

4.                                               Indeed, prior to the announcement of the Proposed Transaction, NuPathe’s stock traded as high as $3.00 per share on August 6, 2013, and as high as $3.70 per share on March 21, 2013.

5.                                               The undervaluation of the Merger Consideration is further underscored by several facts, including that the NuPathe Board allowed Endo to acquire the Company during a temporary downturn in NuPathe’s stock price, that the Merger Consideration fails to account for NuPathe’s undeniable growth potential, particularly in light of the FDA’s approval of ZECUITY in January 2013 for the acute treatment of migraines, and ZECUITY being the first and only FDA-approved prescription migraine patch.

6.                                               Defendants’ approval of the inadequate Merger Consideration constitutes an act of bad faith, gross negligence, and a breach of their fiduciary duties, including their duty of loyalty and candor, as Defendants consciously disregarded their duty to maximize shareholder value, to fully and adequately inform themselves of NuPathe’s true value as an acquisition candidate, and to disclose material facts to NuPathe’s shareholders concerning the Proposed Transaction.

7.                                              The Proposed Transaction is further tainted by a number of NuPathe directors who voted to approve the Merger Agreement despite suffering from incurable conflicts of interest due to their close ties with each other, including working together at various “Merck” companies, Safeguard Scientifics, Inc. (“Safeguard”) (one of the Company’s largest shareholders), and KPMG LLP (the Company’s outside auditor), not to mention the vesting of stock options and lucrative change of control benefits to inure to their benefit following completion of the Proposed Transaction.

8.                                               Indeed, nearly 30% of the total outstanding shares of NuPathe common stock are held by Company insiders, including the Board, who have agreed to vote in favor of the deal in exchange for insider benefits not shared with the Class (as defined below), which are subject to being stripped of their investment for inadequate consideration.

9.                                          To make matters worse, Defendants, in bad faith, have unlawfully tied NuPathe shareholders to the Proposed Transaction by including several provisions in the Merger Agreement that collectively operated to protect the deal and deter any potential topping bidders (the “Deal Protection Devices”). For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. The Merger Agreement also provides rapid (24-hours) and comprehensive information rights and unqualified matching rights for Endo. In addition, the Merger Agreement requires NuPathe to pay Endo a $5 million termination fee, which is draconian insofar as it constitutes 4.8% of the value of the transaction. The Merger Agreement also requires the Board to reaffirm its support of the Proposed Transaction within seven days of a demand from Endo to do so. The layering effect of this suite of these and other Deal Protection Devices precludes topping bidders from emerging, thus prohibiting Company shareholders from receiving proper value for their shares through a fair process.

10.                                   Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest NuPathe’s public shareholders of their equity holdings and end NuPathe’s independent existence without providing NuPathe and its shareholders the maximized value to which they are entitled and without providing NuPathe shareholders the material information to which they are entitled. Defendants know that NuPathe will continue to produce substantial revenue and earnings for its shareholders, including through the sale of ZECUITY, yet are engaging in self-dealing to obtain perquisites not shared by the public shareholders of NuPathe. Accordingly, Plaintiff herein alleges that Defendants are attempting to consummate the Proposed Transaction through bad faith, gross negligence, and in breach of Defendants’ fiduciary duties owed to NuPathe shareholders.

11.                                   Plaintiff seeks equitable relief only.

PARTIES

12.                                   Plaintiff Richard Affronte is a resident of Erie, Pennsylvania and, at all material times, a shareholder of NuPathe, holding 18300 shares.

13.                                   Founded in 2005, Defendant NuPathe is a Delaware corporation with its corporate headquarters located at 7 Great Valley Parkway, Suite 300, Malvern, PA 19355. NuPathe is a specialty pharmaceutical company, focusing on the development and commercialization of branded therapeutics for neurological and psychiatric disorders. The Company’s lead product is ZECUITY, which is a sumatriptan iontophoretic transdermal system used for the acute treatment of migraine with or without aura in adults. NuPathe has other pipeline product candidates as well, including NP201 for the continuous symptomatic treatment of Parkinson’s disease; and NP202 for the long-term treatment of schizophrenia and bipolar disorder. The Company develops its products using SmartRelief, a proprietary transdermal medication delivery technology based on iontophoresis, a non-invasive method of actively transporting molecules, such as sumatriptan; and Long-Acting Delivery, a biodegradable polymer matrix, which uses medical polymers and an active drug combined to form a small implant for injection just below the skin. NuPathe’s common stock is listed and traded on the NASDAQ Stock Exchange under the ticker symbol, “PATH.”

14.                                   Defendant Wayne P. Yetter (“Yetter”) is, and at all material times has been, Chairman of the Board of NuPathe. Yetter has served as the Chairman since July 2010. Among other things, Yetter served as Chairman and Chief Executive Officer (“CEO”) of Synavant, Inc., a customer relationship management and marketing services company focused on the pharmaceutical industry, Chief Operating Officer of IMS, President and CEO of Novartis Pharmaceutical Corp., the U.S. division of Novartis AG, and founding President and CEO of Astra Merck Inc., where Yetter held a variety of management and marketing roles.

15.                                   Defendant Armando Anido (“Anido”) is, and at all material times has been, the CEO and a director of NuPathe. Anido has served as CEO of NuPathe since July 2012. Among other things, Anido previously held senior sales and marketing positions at GlaxoWellcome and Lederle Laboratories. At GlaxoWellcome, Anido was vice president, central nervous system marketing, responsible for the commercialization of the migraine, epilepsy and depression businesses in the U.S.

16.                                   Defendant Michael Cola (“Cola”) is, and at all material times has been, a director of NuPathe. Cola has served as a director of the Company since December 2006 and served as Chairman of the Board from December 2006 through July 2010. Among other things, Cola served as Group President of Safeguard, a holding company for growth stage technology and life sciences companies, and in a variety of positions at AstraZeneca and AstraMerck, including Vice President, Global Clinical Operations.

17.                                   Defendant James A. Datin (“Datin”) is, and at all material times has been, a director of NuPathe. Datin has served as a director of the Company since October 2012. Among other things, Datin was previously Executive Vice President and Managing Director at Safeguard.

18.                                   Defendant William J. Federici (“Federici”) is, and at all material times has been, a director of NuPathe. Federici has served as a director of the Company since January 2011. Among other things, from June 2002 until August 2003, Federici was National Industry Director for Pharmaceuticals of KPMG LLP, the Company’s outside auditor.

19.                                   Defendant Richard S. Kollender (“Kollender”) is, and at all material times has been, a director of NuPathe. Kollender has served a director of the Company since October 2012, having previously served as a director from 2007 to 2011. Kollender is a partner at Quaker Partners, a venture capital and growth equity firm with a focus on the life sciences industry that is NuPathe’s largest shareholder. Prior to joining Quaker Partners in 2003, Kollender held positions in sales, marketing and worldwide business development at GlaxoSmithKline. Prior to GlaxoSmithKline, Kollender was a CPA with KPMG LLP.

20.                                   Defendant Robert P. Roche, Jr. (“Roche”) is, and at all materials times has been, a director of NuPathe. Roche has served as a director of the Company since July 2010. Roche has also served as principal of Robert Roche Associates, LLC, a consulting firm focusing on the pharmaceutical and biotechnology industries, since February 2010.  Among other things, Roche has served in a variety of sales and marketing positions at SmithKline Beecham, a global pharmaceutical company.

21.                                   Defendant Brian J. Sisko (“Sisko”) is, and at all materials times has been, a director of NuPathe. Sisko has served as a director of the Company since October 2012. Sisko is currently Executive Vice President and Managing Director — Strategy, Development and Operations at Safeguard, the Company’s second largest shareholder. Sisko joined Safeguard as Senior Vice President and General Counsel in August 2007 and became Executive Vice President and Managing Director in November 2012.

22.                                   Defendants listed in ¶¶ 14-21 above are collectively referred to herein as the “Individual Defendants” or the “Board.”

23.                                   Defendant Endo is a Delaware corporation also headquartered in Malvern, Pennsylvania. Endo provides specialty healthcare solutions in the United States and internationally, and its Pharmaceuticals segment offers branded prescription products, including Lidoderm, Opana ER, Percocet, Voltaren Gel, Frova, Supprelin LA, Vantas, Valstar, and Fortesta Gel for pain, urology, endocrinology, and oncology. Endo also has a Qualitest segment, an AMS segment, and a HealthTronics segment. Endo common stock is listed and traded on the NASDAQ under the ticker symbol, “ENDP.”

24.                                   Defendant DM Merger Sub Inc. (“DM”) is a Delaware corporation, and subsidiary of Endo, and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

25.                                   Jurisdiction and venue are proper in this County because the Defendants regularly transact business within this County, because NuPathe has a principal place of business located in this County, or because Defendants have committed torts within this County, or because Defendants have committed torts outside the County causing injury to

Plaintiff and other class members in this County. Defendants regularly do or solicit business in this County or should reasonably expect the acts to have consequences in this County.

26.                                   In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27.                                   Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

28.                                    To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)                                      adversely affects the value provided to the corporation’s shareholders;

(b)                                      will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                                       contractually prohibits themselves from complying with their fiduciary duties;

(d)                                      will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                                       will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29.                                   In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of NuPathe, are and were obligated to refrain from:

(a)                                          participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)                                      participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                                       unjustly enriching themselves at the expense, or to the detriment, of the public shareholders.

30.                                   Defendants are and were also obliged to honor their duty of candor to NuPathe’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they were asked to vote or tender their shares. This duty of candor ensures that shareholders have all the information that would have enabled them to make informed, rational, and intelligent decisions about whether to vote or tender their shares or seek appraisal rights.

31.                                   Plaintiff alleges herein that Defendants, jointly and separately, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, candor and independence, owed to Plaintiff and other public shareholders of NuPathe. Defendants stand on both sides of the transaction, are engaging in self-dealing, and are attempting to obtain for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive their right to have a full and fair sales process undertaken by a fully disinterested Board or receive adequate or fair value for their shares of NuPathe common stock in the Proposed Transaction.

32.                                   Because Defendants, in bad faith, are knowingly or recklessly breaching their duties of loyalty, good faith, due care, candor, and independence in connection with the Proposed Transaction, and also because the Company is controlled by Quaker Partners and Safeguard, as controlling shareholders, the burden of proving the inherent, or entire fairness, of the Proposed Transaction, including all aspects of its negotiation, structure, price, and terms, is placed upon Defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

The Company’s Future Success Is Undeniable

33.                                   NuPathe has performed quite well for its shareholders since going public in 2010.

34.                                   Although the Company’s stock price dropped from its initial public offering price of $10.00 per share, the price of NuPathe common stock has remained steady since 2012, as reflected on the following chart, and has consistently stayed at or above $3.00 per share during most of that period:

35.                                   Indeed, the drop in the stock price in October 2013 was due to the Company’s announcement on October 15, 2013, that it has entered into a supply and licensing agreement with LTS Lohmann Therapy Systems Corp. (“LTS”) to sell the Company’s highly-touted migraine drug ZECUITY.

36.                                   And it is without question the ZECUITY product that gives shareholders of NuPathe tremendous reason to be optimistic about the price of their common stock, as ZECUITY is, simply put, a breakthrough drug. According to Defendant Anido on August 8, 2013: “Data presented at the recent International Headache Congress, the premier headache scientific meeting, reinforced to our key audiences that ZECUITY is an easy-to-use treatment option that may benefit millions of migraine patients who frequently suffer from migraine-related nausea along with headache pain.”

37.                                   ZECUITY is, as noted above, the first and only FDA-approved patch for the treatment of migraines. The U.S. Patent and Trademark Office granted NuPathe a patent on ZECUITY on September 10, 2013. The product is expected to launch in March 2014 — just three months from now!

38.                                   And shareholders of NuPathe had every reason to believe that they would share in the wealth as NuPathe was brought to market in 2014. To be sure, just one month ago, Defendant Anido announced the following:

We have made substantial progress in securing a partner to maximize the commercial potential of Zecuity. In addition, we remain on track to have Zecuity launch supplies manufactured by year-end. We believe this puts us in a good position to secure a commercial partner. While we have made significant progress on the partnership and manufacturing fronts, in order to extend our cash runway, we are limiting and delaying certain sales and marketing activities. As a result, we will not commercialize Zecuity by year-end, but we intend to launch as expeditiously as possible after securing a partner or funding.

39.                                   Stock analysts who follow NuPathe also saw incredible upside for NuPathe stockholders, with some analysts placing a target price of $8.00 per share for NuPathe common stock, with a consensus estimate of $6.50 per share — significantly above the Merger Consideration in the Proposed Transaction.(1)

Defendants Announce the Unfair Proposed Transaction

40.                                   Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential with a promised “commercial partner” for ZECUITY, on December 16, 2013, Defendants announced the unfair Proposed Transaction:

Endo to Acquire Specialty Pharmaceutical Company NuPathe

•                           Accretive transaction furthers Endo’s transformation into leading specialty healthcare company

(1)                                           See http://www.nasdaq.com/symbol/path/analyst-research (last visited Dec. 16, 2013).

•                           Builds on Endo’s leadership in pain management through addition of ZECUITY® (sumatriptan iontophoretic transdermal system), the first and only FDA approved patch to treat migraine

•                           Proven Endo branded pharmaceuticals commercial team to execute ZECUITY launch, expected in first half 2014

. . . Endo Health Solutions today announced it has entered into a definitive agreement under which Endo will acquire NuPathe Inc. for $2.85 per share in cash, or approximately $105 million. In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment ZECUITY are achieved over time. Endo expects meaningful cost synergies from the transaction, which is expected to be accretive to Endo’s adjusted diluted earnings per share within the first 12 months of closing.

ZECUITY, which was approved by the U.S. Food and Drug Administration (FDA) in January 2013 for the acute treatment of migraine with or without aura in adults, is the first and only FDA-approved prescription migraine patch. ZECUITY is a disposable, single-use, battery-powered transdermal patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. ZECUITY provides relief of both migraine headache pain and migraine-related nausea (MRN). ZECUITY was approved based upon an extensive development program with phase 3 trials that included 793 patients using nearly 10,000 ZECUITY patches. In these trials, ZECUITY demonstrated a favorable safety profile and was effective at relieving migraine headache pain and migraine-related nausea two hours after patch activation.

“The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization,” said Rajiv De Silva, president and CEO of Endo. “We’re excited about the opportunity to launch ZECUITY, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea. Following the close of the deal, we plan to launch ZECUITY in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall.”

Armando Anido, chief executive officer of NuPathe, stated, “Our team has worked very hard to develop products that we believe will provide significant clinical advantages over current treatments for patient populations facing diseases of the central nervous system. We believe this acquisition by Endo will increase the potential for ZECUITY to make a meaningful difference for patients we have worked so hard to serve.”

Under the terms of the merger agreement, an affiliate of Endo will promptly commence a tender offer to acquire all of the outstanding shares of NuPathe’s common stock for $2.85 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe’s migraine treatment ZECUITY are achieved. The contingent cash consideration payments will not be publicly traded. The contingent cash consideration payments can be summarized as follows:

•                           $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY; and

•                           An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY.

The affiliate of Endo that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company as Paying Agent to provide for the payment of the contingent cash consideration payments. The stockholders of NuPathe will be third party beneficiaries under this agreement. Pursuant to the terms of the Contingent Cash Consideration Agreement, Endo will guarantee the obligations of its affiliate to make the contingent cash consideration payments.

Following the successful completion of the tender offer, Endo will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding NuPathe shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions. The board of directors of NuPathe unanimously approved the transaction.

The transaction is expected to be completed in early 2014.

41.                                   Not surprisingly, upon announcement of the Proposed Transaction, Endo’s stock price rose, reflecting that the market believes that Endo is obtaining the Company for less than fair value — i.e., on the cheap:

42.                                   Moreover, the press release announcing the Proposed Transaction does not mention anything about the formation of an independent committee of the NuPathe Board having been appointed to evaluate Endo’s buyout offer(s) for the Company, or consider any strategic alternatives for that matter.

43.                                   The Proposed Transaction is, put simply, the product of a fundamentally flawed process that fails to maximize shareholder value, in breach of Defendants’ fiduciary duties, and that is designed to ensure the acquisition of NuPathe by Endo on terms preferential to Endo and NuPathe’s Board members but detrimental to Plaintiff and the other public shareholders of NuPathe. Specifically, the Merger Consideration significantly undervalues the Company, the Proposed Transaction was approved by conflicted directors, and the Merger Agreement unlawfully binds the parties to the unfair terms of the Proposed Transaction and impermissibly deters potential topping bidders.

44.                                   First, the Merger Consideration significantly undervalues the Company and is merely an attempt by Endo to acquire NuPathe and its breakthrough drug ZECUITY for itself. As noted above, just before the Proposed Transaction was announced, NuPathe’s stock was rising and Defendant Anido was promising shareholders that they were seeking out a “commercial partner” to sell ZECUITY, not to sell the entire company. As a result, the

Company’s share price did not accurately reflect the Company’s true intrinsic value. Defendants clearly timed the Proposed Transaction to take advantage of the pre-launch of ZECUITY in order to acquire this valuable company for a bargain while creating the appearance of price premium to the Company’s shareholders. The Merger Consideration, thus, does not reflect NuPathe’s undeniable growth potential.

45.                                                  Furthermore, the Merger Consideration does not compensate NuPathe shareholders for the synergistic value that Endo and its shareholders will enjoy from the Proposed Transaction and owning the ZECUITY product itself.

46.                                                  Indeed, as Rajiv De Silva, President of Endo, stated after the announcement of the Proposed Transaction:

The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization. We’re excited about the opportunity to launch ZECUITY, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea. Following the close of the deal, we plan to launch ZECUITY in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall.

47.                                                  It is clear, therefore, that the Merger Consideration does not properly value NuPathe and will not adequately compensate NuPathe shareholders for their investment. Thus, any “premium” Defendants may tout is illusory.

48.                                                  Adding to this concern is the fact that certain NuPathe directors who voted to approve the Proposed Transaction suffer from incurable conflicts of interest that hinder their ability to faithfully exercise their fiduciary duties towards the NuPathe, as reflected in the following chart showing ties of the directors to Safeguard and Quaker, the Company’s two largest shareholders, and to companies Merck and KPMG, where several directors were employed:

Safeguard	Quaker Partners	KPMG	Merck
Cola	Kollender	Federici	Yetter
Sisko		Kollender	Cola
Datin			Datin

49.                                                  Moreover, all in-the-money options held by all directors and officers of NuPathe will immediately vest and be cashed out following consummation of the Proposed Transaction. These insider benefits will not be enjoyed by the other public shareholders of NuPathe, like Plaintiff and the Class, who will be stripped of their investment for inadequate consideration.

50.                                             To make matters worse, the Merger Agreement precludes topping bidders. A topping bidder would have to emerge on its own. If a topping bidder were to emerge and make a play for NuPathe, NuPathe is required to provide Endo with the information underlying the topping bidder’s proposal rapidly. Given the highly competitive nature of the industry, these rapid information rights serve to dissuade a topping bidder as it will have to reveal business strategies and interests to Endo without any recourse or risk to Endo. Endo then has unqualified matching rights, which Endo could use to drag out any bidding process to a point where it would not be economically worthwhile for a topping bidder to participate. On top of that, the Merger Agreement requires NuPathe to pay Endo a $5 million termination fee, which is 4.8% of the equity value of the Proposed Transaction before any speculative contingent rights are paid. The Merger Agreement also requires the Board to reaffirm its support of the Proposed Transaction with seven days after Endo demands such reaffirmation. The collective effect of these Deal Protection Devices is to unlawfully bind NuPathe to the Proposed Transaction by making the Company appear less attractive in order to deter any potential topping bidders who would properly compensate NuPathe shareholders for their shares through a fair process.

51.                                             Finally, there has been no disclosure as to whether the Board performed an auction or an adequate market check to determine the actual value of the Company as an acquisition candidate before entering into the Merger Agreement with Endo, much less whether the Board reached out to both strategic and financial buyers, as the law requires.

52.                                             Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest NuPathe’s public shareholders of their equity holdings and end NuPathe’s independent existence without providing NuPathe and its shareholders the maximized value to which they are entitled. Defendants know NuPathe will soon produce substantial revenue and earnings for its shareholders and have engaged in self-dealing to assure themselves and/or Endo participation in the future growth of the Company after the Proposed Transaction is completed. Herein, Plaintiff alleges that the Proposed Transaction is being accomplished in breach of Defendants’ fiduciary duties owed to NuPathe shareholders.

53.                                             Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Class members of a fair and adequate sales process and the right of all material information concerning the Proposed Transaction, all to the irreparable harm of Plaintiff and the Class.

54.                                             Plaintiff and the other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

55.                                             Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of NuPathe stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

56.                                             This action is properly maintainable as a class action under Chapter 1700, et seq. of the Pennsylvania Code.

57.                                             The Class is so numerous that joinder of all members is impracticable. According to the Company’s latest annual report, as of April 10, 2013, there were over 29 million shares of NuPathe common stock outstanding that are held by hundreds, if not thousands, of beneficial holders.

58.                                             There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                                           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)                                           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c)                                            whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

(d)                                           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e)                                            whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f)                                             whether NuPathe and Endo are aiding and abetting the wrongful acts of the Individual Defendants.

59.                                             Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

60.                                             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

61.                                             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

62.                                             Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

63.                                             Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties
Against the Individual Defendants

64.                                             Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

65.                                             The Individual Defendants are knowingly and recklessly, and in bad faith, violating their fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of NuPathe and are acting to put the interests of themselves and Endo ahead of the interests of NuPathe’s shareholders.

66.                                             By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are knowingly or recklessly, and in bad faith, unfairly depriving Plaintiff and other members of the Class of the true value of their investment in NuPathe and the ability to participate in the future growth of the Company.

67.                                             As demonstrated by the allegations above, the Individual Defendants are knowingly or recklessly failing to exercise the care required, and breaching their duties of loyalty, good faith, due care, candor and independence, owed to the public shareholders of NuPathe because, inter alia, they are:

(a)                                 failing to fully inform themselves of the market value of NuPathe before entering into the Merger Agreement;

(b)                                 failing to exercise valid business judgment in connection with Proposed Transaction;

(c)                                  failing to act in the best interests of the public shareholders of NuPathe common stock;

(d)                                 failing to form an independent special committee or ensure that any special committee they may have formed was truly independent and free from conflicts of interest;

(e)                                  failing to consider the Company’s undeniable future growth in determining the value of NuPathe as an acquisition candidate; and

(f)                                   failing to conduct a proper market check to determine NuPathe’s value as an acquisition candidate.

68.                                                  By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants are knowingly or recklessly, and in bad faith, failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

69.                                                  Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled, all to the irreparable harm of Plaintiff and the Class.

70.                                                  Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breach of Fiduciary Duty
Against NuPathe and Endo

71.                                                  Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

72.                                                  Defendants NuPathe and Endo are sued herein as aider and abettors of the breaches of fiduciary duties described above by the Individual Defendants, as members of the Board of NuPathe.

73.                                                  The Individual Defendants breached their fiduciary duties of independence, candor, good faith, loyalty, candor and due care owed to the public shareholders of NuPathe because, inter alia, they failed to:

(a)                                 fully inform themselves of the market value of NuPathe before entering into the Merger Agreement;

(b)                                 act in the best interests of the public shareholders of NuPathe common stock;

(c)                                  maximize shareholder value;

(d)                                 obtain the best financial and other terms available when the Company’s independent existence was materially altered by the Proposed Transaction; and

(e)                                  act in accordance with their fundamental duties of candor, good faith, due care, and loyalty.

74.                                                  Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendants NuPathe and Endo, which, therefore, aided and abetted such breaches via entering into the Merger Agreement with each other.

75.                                                  Defendants NuPathe and Endo had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the public shareholders of NuPathe.

76.                                                  Defendants NuPathe and Endo rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the public shareholders of NuPathe.

77.                                                  As a result of Defendants NuPathe and Endo’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares and a fair process for the sale of the Company.

78.                                                  As a result of the unlawful actions of Defendants NuPathe and Endo, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for their investment NuPathe’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants NuPathe and Endo are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class and will aid and abet a process that inhibits the maximization of shareholder value and a fair sales process.

79.                                                  Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands equitable and injunctive relief in his favor, and in favor of the Class, and against Defendants as follows:

A.                                             Declaring that this action is properly maintainable as a class action;

B.                                             Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is, therefore, unlawful and unenforceable;

C.                                             Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the

Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D.                                                  Enjoining Defendants from consummating the tender offer and the short-form merger regarding on the Proposed Transaction until and unless all material information concerning the Proposed Transaction and the value of NuPathe is disclosed as required by law;

E.                                                   Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of NuPathe shareholders until the process for the sale or proper auction of the Company is completed and the highest possible price is obtained;

F.                                                    Rescinding, to the extent already implemented, the Merger Agreement, the Proposed Transaction, or any of the terms thereof;

G.                                                  Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.                                                 Granting any and all further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury on all issues so triable.

Respectfully submitted:

MacELREE HARVEY, LTD.

By:	/s/ Robert A. Burke, Esquire
Robert A. Burke, Esquire

THE WEISER LAW FIRM, P.C. Joseph M. Profy, Esquire
James M. Ficaro, Esquire

Attorneys for Plaintiff and the Class